U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 10-SB

              General form for registration of securities of small
               business issuers Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                            Corpas Investments, Inc.
                 (Name of Small Business Issuer in its charter)

                                     Florida
         (State or other jurisdiction of incorporation or organization)

                                   59-2890565
                      (I.R.S. Employer Identification No.)

            162 E. Riverbend Drive, Altamonte Springs, Florida 32779
               (Address of principal executive offices) (Zip Code)

                                 (407) 786-3701
                           (Issuer's telephone number)

          Securities to be registered under Section 12(b) of the Act: [X] Securities to be registered under Section 12(g) of the Act: ____

                 Title of each class to be so registered: Common
      Stock Name of each exchange on which each class is to be registered:
                      National Quotation Bureau Pink Sheets

To simplify the language in this Registration Statement Corpas Investments, Inc. is referred to herein as "the Company" or "We".


Item 1. Description of Business.
--------------------------------

Business Development.
We were incorporated under the name Synergy Investments, Inc. on May 19, 1988. On September 16, 1998, we changed our name to Corpas Investments, Inc.

We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, merger consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Business of Issuer.
We are a development stage company and have had no operations. Other than issuing shares to our shareholders, we have never commenced any operational activities. As such, we have no specific products, services, or business.

We can be defined as a "shell" company whose sole purpose at this time is to locate and consummate a merger or acquisition with an unidentified private entity (hereinafter referred to as the "business opportunity").

We are registering a class of its securities on this Form 10-SB registration statement on a voluntary basis. We have no obligation to file a Form 10-SB registration statement pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We believe that by filing this Form 10-SB and being obligated to file reports subject to Section 13 of the Exchange Act, we can attract a business opportunity candidate. We believe a business opportunity will involve a transaction with a corporation not requiring cash or assets, but which desires to establish both a public market for its common stock and the perceived advantages of status as an Exchange Act registered corporation. There is no assurance that our assumption is correct.

Competition.
We are and will continue to be a limited competitor in the business of seeking business opportunities with private companies. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable business opportunity candidates for us. Nearly all such entities have significantly greater experience and financial resources, technical expertise and managerial capabilities than us. Consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business opportunity.

We have no patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts.

Government Regulation.
The proposed business activities described herein classify us as a "Blank Check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their states. We do not intend to undertake any offering of our securities, either debt or equity, until such time as we have successfully implemented our business plan that we describe herein.

Relevant thereto, Roy Meadows, the principal shareholder of the Company, has expressed an intention not to sell his respective shares until we have successfully completed a merger or acquisition, and we are no longer classified as a "blank check" company.

Transferability of our shares of Common Stock is very limited because a significant number of states have enacted regulations or "blue sky" laws restricting or, in many instances, prohibiting, the initial sale and subsequent resale of securities of "blank check" companies, such as us, within that state. In addition, many states, while not specifically prohibiting or restricting securities of "blank check" companies, would not register our securities for sale or resale in their states. Because of these regulations, we currently have no plan to register any of our securities with any state. To ensure that any state laws are not violated through the resales of our securities, we will refuse to register the transfer of any of our securities, to residents of any state which prohibits such resales if no exemption is available for such resales. We do not anticipate that a secondary trading market for our securities will develop in any state until subsequent to consummation of a business opportunity, if at all.

Although we will be subject to regulation under the Exchange Act, We believe we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities.

Federal and state tax consequences will likely be major considerations in any business opportunity we may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to the parties to the transaction, pursuant to various federal and state tax provisions. We intend to structure any business opportunity so as to minimize the federal and state tax consequences to both ourselves and the target entity; however, there can be no assurance that such business opportunity will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

Section 13 and 15(d) of the Exchange Act, require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may preclude our consummation of an otherwise desirable acquisition. Acquisition prospects that do not have or are unable to obtain the required audited financial statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

We have not conducted, nor have others made available to us, results of market research indicating that market demand exists for the transactions contemplated by us. Moreover, we do not have, and does not plan to have, and does not plan to establish, a marketing organization. Even in the event a business opportunity is identified for a merger or acquisition contemplated by us, there is no assurance we will be successful in completing any such business opportunity.

We currently have no full or part-time employees. There are no collective bargaining agreements or employment agreements with Roy Meadows, our sole Officer and director. Mr. Meadows is involved in other full-time business activities. Mr. Meadows participates in the running of the Company on a part-time basis as needed without compensation. We do not plan to make any change in the number of employees of the Company to evaluate business opportunities. The need for additional employees and their availability will be addressed in connection with our decision of whether or not to pursue a business opportunity.

Item 2. Plan of Operation.
--------------------------
We have never had revenues from operations. In the next twelve months, we plan to seek out business opportunity candidates. We believe that this plan of operations can be conducted through the efforts of current management and will not require any additional funds. We anticipate that business opportunities will be available to us through the contacts of Roy Meadows, our President and sole Director. We anticipate that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, and other instruments will be done by Roy Meadows or under his direction. We plan to investigate, to the extent believed reasonable by us, such potential business opportunities. Due to our limited experience in business analysis, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

Inasmuch as us will have no funds available to us in our search for business opportunities, we will not be able to expend significant funds on a complete and exhaustive investigation of such business or opportunity. We anticipate that we will incur nominal expenses in the implementation of our business plan described herein. Because we have no capital with which to pay these expenses, our present management, which consists only of Roy Meadows, will pay any charges with his personal funds, as interest free loans to the Company. However, the only opportunity which we have for repayment of these loans will be from a business opportunity. The repayment of any loans made on behalf of the Company will not impede, or be made conditional in any manner, to consummation of a proposed transaction.

We have no particular business opportunity in mind and have not entered into any negotiations regarding any business opportunity. None of our management, affiliates or any promoters have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of a business opportunity between us and such other Company as of the date of this registration statement. We will not restrict our search to any specific business, industry, or geographical location and we may participate in a business opportunity of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. We anticipate that we will be able to participate in only one potential business opportunity because we have no assets and limited financial resources. To date, we have not developed any criteria for the selection of business opportunities. We will seek to expand through acquisitions which are not currently identified and which entail risks, which you will not have a basis to evaluate. We may seek to expand our operations by acquiring companies in businesses that we believe will complement or enhance our business. We cannot assure you that we will be able to ultimately effect any acquisition, successfully integrate any acquired business in our operations or otherwise successfully develop our operations. We have not established any minimum criteria for any acquisition and our management may have complete discretion in determining the terms of any acquisition. Consequently, there is no basis for you to evaluate the specific merits or risks of any potential acquisition that we may undertake.

We anticipate that Roy Meadows, the Company's president and sole Director will investigate, to the extent believed necessary by him, the business opportunity.

Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, We believe that there are numerous firms seeking the perceived benefits of a fully reporting public company. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders and other factors.

Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. We do not and will not have capital to provide the owners of business opportunities with any significant cash or other assets. However, we believe we can offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required become a fully reporting company or to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-Ks, 10-Ks or 10-KSBs, agreements and related reports and documents. The Exchange Act specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the Exchange Act. Nevertheless, we have not conducted market research and is not aware of statistical data which would support the perceived benefits for the owners of a business opportunity.

We believe that there is a demand by non-public corporations for shell corporations that are publicly registered companies. We believe that demand for shells has increased dramatically since the Securities and Exchange Commission imposed burdensome requirements on "blank check" companies pursuant to Regulation 419 of the Securities Act of 1933 (the "Act"). The foregoing regulation has decreased substantially, the number of "blank check" offerings filed with the Commission and as a result, has stimulated an increased demand for shell corporations. We have made the foregoing assumption, but there is no assurance that the same is accurate or correct and accordingly, no assurance can be made that we will be successful in locating a business opportunity.

Prior to making a decision regarding a business opportunity, we plan to request that we be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections with related assumptions upon which they are based; evidence of existing patents, trademarks or services marks or rights thereto; present and proposed forms of compensation to management; a description of transactions between the prospective entity and its affiliates during relevant periods; a description of present and required facilities; an analysis of risk and competitive conditions; and, other information deemed relevant.

Upon the consummation of a transaction, we anticipate that our present management and shareholders will no longer be in control of the Company. In addition, our Director may, as part of the terms of the acquisition transaction, resign and be replaced by new Directors without a vote of our shareholders or may sell their stock in the Company. We do not plan to raise any capital at the present time, by private placement, public offerings, pursuant to Regulation S promulgated under the Act, as amended, or by any means whatsoever. Further, there are no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the location of a business opportunity.

We anticipate that any securities issued as a result of a business opportunity will be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of our transaction, we may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after we have successfully consummated a business opportunity and we are no longer considered a "shell" company. Until such time as this occurs, we will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in our securities may have a depressive effect on the value of our securities in the future, if such a market develops, of which there is no assurance. The completion of any business opportunity may result in a significant issuance of shares and substantial dilution to our present stockholders.

We do not plan to make any changes in the number of employees of the Company.

Item 3. Description of Property.
--------------------------------
We currently have no material assets and we do not own or lease any real or personal property. We currently operate without charge out of space donated by the Company's president, and sole Director, Roy Meadows, at 162 East Riverbend Drive, Altamonte Springs, Florida 32779. We believe that this space is sufficient for us at this time.

We have are no preliminary agreements or understandings with respect to the office facility subsequent to the completion of a business opportunity. Upon closure of a business opportunity, We plan to relocate our office to that of the business opportunity candidate.

We have no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.

Item 4. Security Ownership of Certain Beneficial Owners and Management.
-----------------------------------------------------------------------
As of May 13, 1999 there were 1,000,000 Shares of our common stock, $0.001 par value outstanding. The following tabulates holdings of our shares of common stock by each person who, as of May 13, 1999, holds of record or is known by management to own beneficially more than 5.0% of the Common Shares and, in addition, by all Directors and officers of the Company individually and as a group. Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite his name.

Security Ownership of Beneficial Owners(1)(2):

Title of Class                                                     Name & Address                Amount      Nature    Percent
--------------                                                     --------------                ------      ------    -------
Common Stock        Roy Meadows                                                                  975,000     Direct     97.5%
                                                                   162 East Riverbend Drive
                                                                   Altamonte Springs, Florida
                                                                   32779

Security Ownership of Management(2):

Title of Class                                                     Name & Address                Amount      Nature     Percent
--------------                                                     --------------                ------      ------     -------
Common Stock        Roy Meadows                                                                  975,000     Direct     97.5%
                                                                   162 East Riverbend Drive
                                                                   Altamonte Springs, Florida
                                                                   32779

(1) Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.

(2) This table is based upon information obtained from our stock records. Unless otherwise indicated in the footnotes to the above table and subject to community property laws where applicable, we believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

Change of Control.
There are currently no arrangements, which would result in a change of control of the Company. A business opportunity involving the issuance of our common shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest our Company. Any such business opportunity may require our management to sell or transfer all or a portion of our common shares held by him, or resign as a member of our Board of Directors. The resulting change in control of the Company could result in the removal of the present management of the Company and a corresponding reduction or elimination of their participation in the future affairs of the Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons.
Roy Meadows, 58 years of age, is the only officer and Director of the Company. Mr. Meadows has served as President/Secretary/Treasurer and Director of the Company since May 1, 1990 and his terms expire on December 1, 1999.

From 1992 through 1998, Mr. Meadows served as the President of Stock Broker Relations, Grant Douglas Publishing, and Corporate Media Production. All three companies are in the business of Financial Publication. He currently has no other directorships in any reporting companies.

We currently have no significant employees and we do not anticipate hiring any in the future. There are no family relationships among directors, executive officers, or nominees for such positions. In the last five years, no director, executive officer, promoter or control person of the Company has been involved in any legal proceedings material to the evaluation of the ability or integrity of any of the aforementioned persons.

Item 6. Executive Compensation.
-------------------------------

Name               Position          Year      Salary     Bonus    Other  Stock Options   L/TIP All Other
----               --------          ----      ------     -----    -----  -------------   ---------------
Roy Meadows        President         1999         0         0        0      0      0         0     0

Item 7. Certain Relationships and Related Transactions.
-------------------------------------------------------
We have not and do not intend to enter into any transactions with our management or any nominees for such positions. We have not and do not intend to enter into any transactions with beneficial owners of the Company. We are not a subsidiary of any parent company. Since inception, We have not entered into any transactions with promoters.

Our management is involved in other business activities and may, in the future become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between our business and their other business interests. We have not and do not intend in the future to formulate a policy for the resolution of such conflicts. We have not entered into and does not intend to enter into any transactions with beneficial owners of our Stock.

Item 8. Legal Proceedings.
--------------------------
We are not a party to any pending legal proceeding and we are not aware of any contemplated legal proceeding by a governmental authority involving the Company.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and
---------------------------------------------------------------------------
Other Shareholder Matters.
--------------------------

There is no established public trading market for the securities of the Company. The Company's Common stock cleared its request for an unpriced quotation on the National Quotation Bureau pink sheets on February 2, 1999. There has been no bid or ask for the securities since they have been quoted on the pink sheets. None of the Company's Common stock is subject to outstanding options or warrants to purchase shares of the Company.

There are 975,000 shares of the Common stock of the Company held by Roy Meadows, an affiliate, and 25,000 shares of Common Stock held by non-affiliates. All of these securities are restricted securities as defined under Rule 144 of the Securities Act and may only be sold under the Rule or otherwise under an effective registration statement or an exemption from registration, if available. Rule 144 generally provides that a person who has satisfied a one year holding period for the restricted securities may sell, within any three month period subject to certain manner of resale provisions, an amount of restricted securities which does not exceed the greater of 1% of a company's outstanding common stock or the average weekly trading volume in such securities during the four calendar weeks prior to such sale. All 1,000,000 shares of common stock outstanding are restricted shares for which the one year holding period has expired. A sale of shares by such security holders, whether under Rule 144 or otherwise, may have a depressing effect upon the price of our common stock in any market that might develop.

Under Rule 144, Directors, Executive Officers and persons or entities they control or who control them and may sell shares of common stock in any three-month period in an amount limited to the greater of 1% of our outstanding shares of common stock or the average of the weekly trading volume in our common stock during the four calender weeks preceding a sale. Sakes under Rule 144 must also be made without violating the manner-of-sale provisions, notice requirements, and the availability of public information about us.

Blue Sky Considerations.
The laws of some states prohibit the resale of securities issued by blank check or shell corporations. We are considered a "blank check" or "shell" corporation for the purpose of state securities laws. Accordingly, it is possible that current shareholders may be unable to resell their securities in other states. Additionally, because each state has a series of exempt securities predicated upon the particular facts of each transaction, it is not possible to determine if a proposed transaction by an existing shareholder would violate the securities laws of any particular state. In the event an existing shareholder or broker/dealer resells our securities in a state where such resale is prohibited, we believe that the seller thereof may be liable criminally, or civilly under that particular state's laws. Existing shareholders should exercise caution in the resale of their shares of Common stock in light of the foregoing.

Penny Stock Considerations.
Broker-dealer practices in connection with transactions in penny stocks are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares will likely be subject to such penny stock rules and our shareholders will in all likelihood find it difficult to sell their securities.

No market exists for our securities and there is no assurance that a regular trading market will develop, or if developed will be sustained. A shareholder in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

As of the date of this registration, the we had twenty-six (26) holders of record of our common Stock. We currently have one class of Common Stock outstanding.

We have not paid any dividends since we were formed. There are no restrictions that limit our ability to pay dividends, but we do not anticipate paying dividends in the near future.

Item 10. Recent Sales of Unregistered Securities.
-------------------------------------------------
The following sets forth information relating to all previous sales by us which were not registered under the Securities Act of 1933. On June 1, 1990, we issued 1,000,000 shares of our Common Stock to Roy Meadows for services rendered in the formation of the Company, 25,000 of which Mr. Meadows immediately gifted to twenty-five (25) other persons. The aforementioned securities were issued under an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

We have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we have not issued or sold any securities.

Item 11. Description of Securities.
-----------------------------------
Qualification.
The following statements constitute brief summaries of our Articles of Incorporation and Bylaws, as amended. Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of our Articles of Incorporation and Bylaws.

Common Stock.
Our Articles of Incorporation authorize us to issue up to 50,000,000 Common Shares, $0.001 par value per Common Share. As of May 13, 1999, there are 1,000,000 shares of ourCommon Stock outstanding. All outstanding Common Shares are legally issued, fully paid and non-assessable. We are not authorized to issue preferred stock.

Liquidation Rights.

Upon our liquidation or dissolution, each outstanding Common Share will be entitled to share equally in our assets legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights.
We do not have limitations or restrictions upon the rights of our Board of Directors to declare dividends, and we may pay dividends on our shares of stock in cash, property, or our own shares, except when we are insolvent or when the payment thereof would render us insolvent subject to the provisions of the Florida Statutes. We have not paid dividends to date, and we do not anticipate that we will pay any dividends in the foreseeable future.

Voting Rights.
Holders of our Common Shares are entitled to cast one vote for each share held of record at all shareholders meetings for all purposes.

Other Rights.
Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

There are no other material rights of the Common or preferred shareholders not included herein. There is no provision in our charter or by-laws that would delay, defer or prevent a change in control of us. We has not issued debt securities.

Item 12. Indemnification of Directors and Officers.
---------------------------------------------------
Our Articles of Incorporation provide that to the fullest extent permitted by law, none of our directors or officers shall be personally liable to us or our shareholders for damages for breach of any duty owed to us or our shareholders. In addition, we shall have the power, by our by-laws or in any resolution of our stockholders or directors, to undertake to indemnify to officers and directors of ours against any contingency or peril as may be determined to be in our best interest and in conjunction therewith, to procure, at our expense, policies of insurance.

At this time, no statute or provision of the by-laws, any contract or other arrangement provides for insurance or indemnification of any of our controlling persons, directors or officers which would affect his or her liability in that capacity.

Item 13.  Financial Statements
--------  --------------------
See Item 15(a) below.

Item 14. Changes in and Disagreements with Accountants.
-------------------------------------------------------
During the two most recent fiscal years and the subsequent interim period, the Company has had no disagreement, resignation or dismissal of the principal independent accountant for the Company. The accountant for the Company at this time is James Schlifley of James Schlifley & Associates.

                         Item 15(a) Financial Statements
                         -------------------------------


                            CORPAS INVESTMENTS, INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                      March 31, 1999 and December 31, 1998'

ASSETS
                                                  (Unaudited)
                                                     1999              1998
                                                     ----              ----
CURRENT ASSETS:

         TOTAL CURRENT ASSETS                      $        0        $       0

TOTAL ASSETS                                       $        0        $       0
                                                   ---------------------------


STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

         TOTAL CURRENT LIABILITIES                 $        0        $       0
                                                   ---------------------------

STOCKHOLDERS EQUITY:

         Common stock, $0.001 par value
         Authorized 50,000,000 shares
         1,00O,OOO shares issued &
         Outstanding                               $    1,000        $   1,000

         Additional paid in Capital                $    1,816        $   1,816

         Unpaid Stock Subscriptions                $        0        $       0

         (Deficit) Accumulated during
         development stage                         $   (2,816)       $  (2,816)
                                                   ---------------------------

                                                   $        0        $       0
                                                   ---------------------------

                                                   $        0        $       0
                                                   ---------------------------


See accompanying notes to financial statements.

                            CORPAS INVESTMENTS, INC.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
                 Three Months Ended March 31, 1999 and 1998 and
                     Years Ended December 31, 1998 and 1997

                              1/1/99     1/1/98      Year          Year       5/19/88
                                to         to        Ended        Ended         to
                              3/31/99    3/31/98   12/31/98      12/31/97      3/31/99
                              -------    -------   --------      --------      -------
Operating Expenses         $       0  $        0   $    1,816    $       0     $    2,816

(Loss from Operations)
and Net (loss)             $       0  $        0   $   (1,816)   $       0     $   (2,816)
                           --------------------------------------------------------------

Per Share Information:
 Basic & Diluted (loss)
 per common share          $       0  $        0   $        0    $       0     $        0
                           --------------------------------------------------------------

Weighted average
number of common
shares outstanding         1,000,000  $1,000,000    1,000,O0O    1,000,000      1,000,000
                          ---------------------------------------------------------------

See accompanying notes to financial statements.

                            CORPAS INVESTMENTS, INC.
                          (A Development Stage Company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
        For the Period From Inception (May 19, 1988) to December 31, 1998

                                                                                           Deficit
                                                                       Additional       Accumulated
                                          Common Stock                  Paid-in         Development
                                    Shares           Amount             Capital            Stage      Total
                                    ------           ------             -------            -----      -----

Shares issued for
services on 1/1/90
at par value                        1,000,000        $  1,000          $     0          $ (1,000)   $     0

Balance 12/21/90
through 12/21/97                    1,000,000        $  1,000          $     0          $ (1,000)   $     0

Contribution of Capital
by major shareholder                                                   $ 1,816                      $ 1,816

Net (loss) for year
ended 12/31/98                                                                          $ (1,816)   $(1,816)
                                    ------------------------------------------------------------------------


Balance, 12/31/98                   1,000,000        $  1,000          $ 1,816          $ (2,816)   $     0
                                    ------------------------------------------------------------------------

See accompanying notes to financial statements.

                            CORPAS INVESTMENTS, INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
                   Three Months Ended March 31, 1999 and 1998
                   and Years Ended December 31, 1998 and 1997

                                              1/1/99    1/1/98            Year      Year      5/19/88
                                                to        to             Ended      Ended        to
                                            3/31/99     3/31/98         12/31/98   12/31/97    3/31/99
                                            -------     -------         --------   --------    -------
                                                  (Unaudited)
Net Income (Loss)                           $  0        $     0        $(1,816)   $   0       $ (2,816)

Adjustments to reconcile net
income to net cash by
operating activities:
Services provided as capital
contribution                                $  0        $     0        $ 1,816    $   0       $  2,816
                                            ----------------------------------------------------------

Total Adjustments                           $  0        $     0        $ 1,816    $   0       $  2,816
                                            ----------------------------------------------------------

Net cash provided by
operating activities                        $  0        $     0        $     0    $   0       $      0

Increase (decrease)in cash                  $  0        $     0        $     0    $   0       $      0

Cash & Cash Equivalents
 beginning of period                        $  0        $     0        $     0    $   0       $      0
                                            ----------------------------------------------------------

Cash & Cash Equivalents
 end of period                              $  0        $     0        $     0    $   0       $      0
                                            ----------------------------------------------------------



Supplemental Information:
   Cash paid for Interest                   $  0        $     0        $     0    $   0       $      0
   Cash paid for Income Taxes               $  0        $     0        $     0    $   0       $      0


See accompanying notes to financial statements.

INDEPENDENT AUDITOR'S REPORT



Board of Directors and Shareholders
Corpas Investments, Inc,


We have audited the balance sheet of Corpas Investments, Inc. as of December 31, 1998 and the related statements of operations, changes in stockholders' equity, and cash flows for the and each of the years in the two year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Corpas Investments, Inc. as of December 31, 1998 and the results of its operations and cash flows for each of the years in the two year period ended December 31, 1998, in conformity with generally accepted accounting principles.




                                        James E. Scheifley & Associates, P.C.
                                        Certified Public Accountants

Denver, Colorado
May 12, 1999

                            Corpas Investments, Inc.
                          Notes to Financial Statements
                                December 31, 1998


Note 1. Organization and Summary of Significant Accounting Policies.
--------------------------------------------------------------------

The Company was incorporated in Florida on May 19, 1988 as Synergy Investments, Inc. and on September 16, 1998 effected a name change to Corpas Investments, Inc. The Company is in its development stage and to date its activities have been limited to organization and capital formation.

On September 16, 1998 the Company amended its Articles of Incorporation to increase its authorized capitalization from 1,000 shares to 50,000,000 shares of common stock and to change the par value thereof from $1 per share to $.001 per share. Additionally, the Company effected a forward stock split of 1,000 shares for 1 share of outstanding common stock. All share and per share information included in the accompanying financial statements and the notes thereto have been restated to give effect to the changes described above and the stock split.

Property, Plant and Equipment:
Property, plant and equipment are recorded at cost and are depreciated based upon estimated useful lives using the straight-line method. Estimated useful lives range from 3 to 5 years for furniture and fixtures and from 5 to 10 years for equipment.

Loss per share:
Basic Earnings per Share ("EPS") is computed by dividing net income available to common stockholders by the weighted average number of common stock shares outstanding during the year. Diluted EPS is computed by dividing net income available to common stockholders by the weighted-average number of common stock shares outstanding during the year plus potential dilutive instruments such as stock options and warrants. The effect of stock options on diluted EPS is determined through the application of the treasury stock method, whereby proceeds received by the Company based on assumed exercises are hypothetically used to repurchase the Company's common stock at the average market price during the period. Loss per share is unchanged on a diluted basis since the Company has no potentially dilutive securities outstanding.

Intangible Assets:
The Company makes reviews for the impairment of long-lived assets and certain identifiable intangles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under SFAS No. 121, an impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. No such impairment losses have been identified by the Company to date.

Cash:
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Estimates:

The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates

Fair value of financial instruments
The Company's short-term financial instruments consist of cash and cash equivalents and accounts payable. The carrying amounts of these financial instruments approximates fair value because of their short-term maturities. Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash. During the year the Company did not maintain cash deposits at financial institutions in excess of the $100,000 limit covered by the Federal Deposit Insurance Corporation. The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue interest rate or leveraged derivative financial instruments

Stock-based Compensation
The Company adopted Statement of Financial Accounting Standard No. 123 (FAS
123), Accounting for Stock-Based Compensation beginning with the Company's first quarter of 1996. Upon adoption of FAS 123, the Company continued to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB No. 25, Accounting for Stock Issued to Employees. The Company did not pay any stock based compensation during any period presented.

New Accounting Pronouncements
SFAS No. 130, "Reporting Comprehensive Income", establishes guidelines for all items that are to be recognized under accounting standards as components of comprehensive income to be reported in the financial statements. The statement is effective for all periods beginning after December 15, 1997 and reclassification financial statements for earlier periods will be required for comparative purposes. To date, the Company has not engaged in transactions which would result in any significant difference between its reported net loss and comprehensive net loss as defined in the statement.

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 provides authoritative guidance on when internal-use software costs should be capitalized and when these costs should be expensed as incurred.

Effective in 1998, the Company adopted SOP 98-1, however the Company has not incurred costs to date which would require evaluation in accordance with the SOP.

Effective December 31, 1998, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 superseded SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of SFAS 131 did not affect results of operations or financial position. To date, the Company has not operated in any business activity.

Effective December 31, 1998, the Company adopted the provisions of SFAS No. 132, Employers' Disclosures about Pensions and Other Post-retirement Benefits ("SFAS 132"). SFAS 132 supersedes the disclosure requirements in SFAS No. 87, Employers' Accounting for Pensions, and SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. The overall objective of SFAS 132 is to improve and standardize disclosures about pensions and other post-retirement benefits and to make the required information more understandable. The adoption of SFAS 132 did not affect results of operations or financial position.

The Company has not initiated benefit plans to date which would require disclosure under the statement.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which is required to be adopted in years beginning after June 15, 1999. SFAS 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined what the effect of SFAS 133 will be on earnings and the financial position of the Company, however it believes that it has not to date engaged in significant transactions encompassed by the statement.

Note 2.  Stockholders' Equity.

On June 1, 1990 the Company issued 1,000,000 shares of its common stock to its founders in exchange for services valued at $1,000. During September 1998, the Company's principal shareholder paid expenses of the Company amounting to $1,816. The stockholder does not expect repayment of the expenses paid and the Company has recorded the expenses as a contribution to its capital by the shareholder.

Note 3. Related Party Transactions.

The Company neither owns nor leases any real or personal property. Office services are provided without charge by an officer of the Company. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may become involved in other business activities in the future. Such business activities may conflict with the activities of the Company. The Company has not formulated a policy for the resolution of any such conflicts that may arise.

Note 4.  Interim Financial Statements

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions incorporated in Regulation 10-SB of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments and accruals) considered necessary for a fair presentation have been included.

The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year. The accompanying financial statements should be read in conjunction with the Company's financial statements for the year ended December 30, 1998.

Basic loss per share was computed using the weighted average number of common shares outstanding.

                               Item 15(b) Exhibits
                               -------------------


INDEX TO EXHIBITS                                                                 PAGE
-----------------                                                                 ----
Exhibit 1       Underwriting Agreement                                             N/A

Exhibit 2       Plan of Acquisition, Reorganization, Arrangement,
                Liquidation, Etc.                                                  N/A


Exhibit 3       Articles of Incorporation                                          1 to 4
                By-laws (as amended)                                               1 to 5

Exhibit 4       Instruments Defining the Rights of Security Holders                Above

Exhibit 5       Voting Trust Agreement                                             N/A

Exhibit 6       Material Contracts                                                 N/A

Exhibit 7       Letter on Accountant Change                                        N/A

Exhibit 8       Information on Subsidiaries                                        N/A

Exhibit 9       Power of Attorney                                                  N/A


Signatures
----------

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              ----------------------------------
                                              By:    Roy Meadows
                                              Title: Director
                                              Date: